February 16, 2006

Ms. Sasha S. Parikh

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549-7010

Re:	Bioanalytical Systems, Inc. Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 18, 2006 File No. 0-23357

Dear Ms. Parikh:

We have received your letter dated February 9, 2006, and received by fax in our office on that same day, detailing the Staff's review of the above-referenced filing (the "Form 10-K"). This letter responds to the Staff's comments on the Form 10-K. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold.

1.	Please provide us, in disclosure type format, why your accounts receivable balance increased significantly (93%) at September 30, 2005 compared to September 30, 2004.

Accounts receivable at September 30, 2005 were $6.6 million higher than at September 30, 2004. This increase is attributable to several factors. We bill as much as 30% of a total contract upon acceptance of the contract, generally before we begin providing services. As a result of a number of large projects being accepted around the end of our fiscal year, at September 30, 2005 we had approximately $3.0 million more of such billings (also reflected in a year-to-year increase in customer advances) than at the end of the prior year. In addition, our earned revenues for the fourth quarter of fiscal 2005 were 35% higher than in fiscal 2004, which resulted in approximately $2.2 million increase in billed and unbilled receivables. Finally, one of our clients delayed payment on several projects until we were able to reconcile our billings to their records, which accounted for another $1.0 million of the increase (that reconciliation occurred, and payment was received, after the close of our fiscal year).

2.

Please provide us, in disclosure type format, your basis for determining that the regulated facility/FDA compliant laboratory sites acquired from LC Resources, Inc. and PharmaKinetics Laboratories, Inc. are indefinite lived assets not subject to amortization.

Contract research facilities providing pharmaceutical clients with services that provide information for filings with the Food and Drug Administration (“FDA”), must meet FDA mandated standards and are subject to FDA audit. Among these are the adoption, documentation and adherence to strict Standard Operating Procedures, adherence to Good Laboratory Practices and Good Scientific Practices, the control and validation of procedures, equipment and software, and periodic inspection by the FDA, among others. We expend considerable human and financial resources each year to maintain these standards at our operating sites. At the time of acquisition of LC Resources, Inc. and PharmaKinetics Laboratories, Inc., these expenditures had been made and were part of the value we acquired. Because we continue to invest on a routine basis in maintaining and improving these assets (which investment is expensed), we believe the originally acquired asset does not diminish in value so long as we continue to maintain our requirements with the FDA.

The Company acknowledges that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (765) 497-5829 or, if you prefer, my fax number is (765) 497-8483.

Very truly yours BIOANALYTICAL SYSTEMS INC. /s/ Michael R. Cox